SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
NATIONAL COAL CORP.

(Name of Issuer)
Common Stock, $0.0001 par value per share

(Title of Class of Securities)
632381208

(CUSIP NUMBER)
Small Ventures USA, L.P.
Attn: Kayla Bruzzese
3050 Post Oak Blvd., Suite 460
Houston, TX 77056
Tel. No.: (713) 341-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 31, 2008

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 632381208	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA, L.P. 76-0556398

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		2,011,843

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,011,843

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,011,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 632381208	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William O. Perkins III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,011,843

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,011,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,011,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 632381208	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Small Ventures USA GP LLC 26-3084617

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	TX

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,011,843

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,011,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,011,843

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13D
Item 1. Security and Issuer
     This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of National Coal Corp., a Florida corporation (the “Issuer”). The address of the Issuer is 8915 George Williams Rd., Knoxville, TN 37923.
Item 2. Identity and Background
     This statement is filed by: (a) Small Ventures USA, L.P., a Texas limited partnership (“Small Ventures”), (b) Small Ventures USA GP LLC, a Texas limited liability company (“Small Ventures GP”), and (c) Mr. William O. Perkins III, the president of Small Ventures GP and a citizen of the United States of America (collectively, together with Small Ventures and Small Ventures GP, the “Reporting Persons”). The business address of the Reporting Persons is 3050 Post Oak Blvd., Suite 460, Houston, TX.
     Small Ventures is primarily engaged in the business of trading commodities and securities. Small Ventures GP is primarily engaged in the business of acting as the general partner of Small Ventures. The principal occupation of Mr. William O. Perkins III is acting as president of Small Ventures GP.
     None of the Reporting Persons has, during the last five years, been either (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds
     The Reporting Persons, in the aggregate, have invested $12,873,210.45 in the Issuer as of July 31, 2008. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Small Ventures. The Reporting Persons hold their shares of Common Stock in margin accounts maintained at Charles Schwab & Co., Inc. The value of the margin provided with respect to the acquisitions reported on this statement is approximately $5,718,727.57 as of July 31, 2008.
Item 4. Purpose of the Transaction
     The Reporting Persons acquired their positions in the Common Stock in the belief that the Common Stock was undervalued due to an increase in the market value of coal and related futures contracts. The Reporting Persons currently plan to discuss the possibility of the acquisition of the Issuer contingent on the participation of the Issuer’s management (a “Buyout”). The Reporting Persons have not yet had substantive conversations regarding a Buyout with the Issuer or its management, nor have they made substantial steps toward arranging such Buyout with other necessary parties, such as lenders.
     The Reporting Persons may make other proposals to the Issuer’s management and its board of directors, and may engage financial, legal and other advisors, to explore its plan of a Buyout or other transactions. They may alternatively pursue other value creating alternatives including changes to the overall strategic direction of the Issuer, corporate structure, capital allocation, capital raising activities, board and management composition and related topics. The Reporting Persons may also contact other shareholders of the Issuer to discuss any or all of the above.
     While the Reporting Persons currently intend to acquire additional shares of Common Stock, the Reporting Persons may at any time and from time to time review and reconsider their position and dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons also may, at any time and from time to time, change their purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of July 31, 2008, the Reporting Persons report beneficial ownership of 2,011,843 shares of Common Stock of the Issuer, which represents 6.2% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,011,843 shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, by (ii) the sum of (A) the 31,151,931 shares of Common Stock outstanding as of May 13, 2008, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 31, 2008 and (B) the 1,335,548 shares of Common Stock issued on May 27, 2008, June 2, 2008 and June 6, 2008 in exchange for the Issuer’s 10.5% notes due December 15, 2010 as reported on Current Reports on Form 8-K filed on May 28, 2008 and June 9, 2008.
     (b) Small Ventures has sole voting power and sole dispositive power with regard to 2,011,843 shares. Small Ventures GP and Mr. William O. Perkins III, through their investment discretion over Small Ventures, have shared voting power and shared dispositive power with regard to such shares.
     (c) The transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed as Exhibit 2 attached hereto and made a part hereof. All transactions were effected by Small Ventures in the open market, and all prices exclude commissions paid in per share prices.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Not Applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 1.     Joint Filing Agreement dated August 1, 2008, among the Reporting Persons.
Exhibit 2.     Record of Small Ventures’ transactions in the Common Stock for last 60 days.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2008	SMALL VENTURES USA, L.P.

By: Small Ventures USA GP LLC, its general partner

	By: Title:	/s/ William O. Perkins III President

SMALL VENTURES USA GP LLC

By: Name:	/s/ William O. Perkins III William O. Perkins III
Title:	President

WILLIAM O. PERKINS III

By:	/s/ William O. Perkins III